SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 12b-25

                       Commission File Number 33-55254-03

                           Notification of Late Filing


                                  (Check One):

[X] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-QSB  [ ] Form N-SAR

For Period Ended: December 31, 1999

         []       Transition Report on Form 10-K
         []       Transition Report on Form 20-F
         []       Transition Report on Form 11-K
         []       Transition Report on Form 10-Q
         []       Transition Report on Form N-SAR

For the Transition Period Ended:



Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.



If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



                         Part I - Registrant Information

                 Full Name of Registrant DYNAMIC ASSOCIATES INC.

                            Former Name if Applicable

                      6617 North Scottsdale Road, Suite 103
                 ----------------------------------------------
            Address of Principal Executive Office (Street and Number)

                            Scottsdale, Arizona 85253
                            City, State and Zip Code

                        Part II - Rules 12b-25(b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N- SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                              Part III - Narrative

         State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be file within the prescribed period.

Management is finalizing the narrative. The Company expects to file within the extension period.

Part IV - Other Information

         (1) Name and telephone number of person to contract in regard to this notification.

         Grace Sim              480               315-8600
         -----------------------------------------------------
           (Name)            (Area Code)    (Telephone Number)


         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                             [X] Yes   [] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                  Don't know until audit is done.           [] Yes   [] No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                            DYNAMIC ASSOCIATES, INC.
           -----------------------------------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date     March 27, 2000                     By
    --------------------------------
                                            Grace Sim, Secretary/Treasurer

                                      Smith
                                        &
                                     Company

           A Professional Corporation of Certified Public Accountants March 27, 2000


Securities & Exchange Commission
Washington, DC 20549

Gentlemen:

We are the independent auditors of Dynamic Associates, Inc. This is to inform you that we have not yet completed the audit to be included in the Form 10-KSB filing.

We hope to issue our report in time to allow Dynamic Associates, Inc to file its Form 10-KSB within 15 days of the original due date.

Very truly yours,

Smith & Company



By:
         William R. Denney

Attachment: Form 12-b25

WRD/kod




          10 West 100 South, Suite 700o Salt Lake City, Utah 84101-1554
              Telephone: (801) 575-8297o Facsimile: (801) 575-8306
                       E-mail: smith&co@smithandcocpa.com
           Members: American Institute of Certified Public Accountants
               o Utah Association of Certified Public Accountants
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